Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

date
02 December 2005

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

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1 of 1

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

District court of The Hague announces verdict in home beer tap issue in summary proceedings.

Amsterdam, 1 December 2005 - Heineken N.V. announced today that in a summary proceedings session, the provisions judge of the Court of The Hague ruled today that Heineken's claim is rejected. He considered the issue too complex for a summary proceedings session. Hence, InBev and Philips are allowed to continue the sale of their home beer tap.

At the end of September, Heineken started an action on the merits and summary proceedings against InBev and Philips. The subject of the two actions was, among other things, the enforcement of a ban on the sale of the home beer tap system manufactured by InBev and Philips for the Netherlands. Heineken is of the opinion that the system (the home beer tap and the small kegs they use) violates various of the company's patents on the technology incorporated in the BeerTender, the innovative home beer tap of Heineken and Krups. In anticipation of the action on merits, Heineken had started summary proceedings so as to protect its inventions.

Heineken is disappointed by the outcome of the proceedings and is studying the verdict to determine any next steps in due course.

Since the introduction in 2004, more than 150,000 BeerTender systems and 3 million kegs have been sold in the Netherlands.

Editorial information

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a total volume of 113 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10 billion and net profit before exceptional items and amortisation of goodwill amounted to €791 million. Heineken employs over 60,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange.

Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEHN NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries
Gijsbert Siertsema
Tel: +31 20 52 39 378
Gijsbert.siertsema@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com